FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2017

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 5 July 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated 1 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.2	Stock Exchange announcement dated 2 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.3	Stock Exchange announcement dated 5 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.4	Stock Exchange announcement dated 6 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.5	Stock Exchange announcement dated 7 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.6	Stock Exchange announcement dated 8 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.7	Stock Exchange announcement dated 9 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.8	Stock Exchange announcement dated 12 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.9	Stock Exchange announcement dated 12 June 2017 entitled ‘Director/PDMR shareholding’
Exhibit	99.10	Stock Exchange announcement dated 13 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.11	Stock Exchange announcement dated 14 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.12	Stock Exchange announcement dated 15 June 2017 entitled ‘Director/PDMR shareholding’
Exhibit	99.13	Stock Exchange announcement dated 15 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.14	Stock Exchange announcement dated 16 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.15	Stock Exchange announcement dated 19 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.16	Stock Exchange announcement dated 20 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.17	Stock Exchange announcement dated 21 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.18	Stock Exchange announcement dated 22 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.19	Stock Exchange announcement dated 23 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.20	Stock Exchange announcement dated 26 June 2017 entitled ‘Director/PDMR shareholding’
Exhibit	99.21	Stock Exchange announcement dated 26 June 2017 entitled ‘Transaction in Own Shares’

Exhibit	99.22	Stock Exchange announcement dated 27 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.23	Stock Exchange announcement dated 28 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.24	Stock Exchange announcement dated 29 June 2017 entitled ‘Transaction in Own Shares’
Exhibit	99.25	Stock Exchange announcement dated 30 June 2017 entitled ‘Transaction in Own Shares’